March 31, 2025

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, NE
Washington, DC 20549

Re:	Copley Acquisition Corp
Amendment No. 2 to Registration Statement on Form S-1
Filed February 18, 2025
File No. 333-283972

Ladies and Gentlemen:

On behalf of our client, Copley Acquisition Corp (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated March 3, 2025, relating to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed via EDGAR on February 18, 2025.

The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Amendment No. 2 to Registration Statement on Form S-1 filed February 18, 2025

Proposed Business

Sponsor Information, page 123

1.	We note your response to prior comment 6 and reissue. Please revise the tables on pages 16 and 126-127 to disclose the lock-up agreement between you, the sponsor, and your directors and officers, on the one hand, and Clear Street, on the other, as you describe on page 207 under “Lock-up.”

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the tables on pages 16, 129 through 131, and pages 213 and 214 of Amendment No. 3 accordingly. The Company notes to the Staff that there is no lock-up agreement between the Company, the sponsor and the Company’s directors and officers on one hand and Clear Street on the other. The lockup terms are pursuant to the letter agreement to be entered into by and among the Company and its sponsor, directors and officers.

Index to Financial Statements, page F-1

2.	Please update to include audited December 31, 2024 financial statements pursuant to Regulation S-X Rule 8-08(b).

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised Amendment No. 3 accordingly.

Exhibits

3.	Please have counsel date and sign the legal opinion filed as Exhibit 5.1. Refer to Section II.A.2 of Staff Legal Bulletin No. 19 and Item 601(b)(5) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has filed the dated and signed legal opinion as Exhibit 5.1 to Amendment No. 3.

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Francis C.Y. Ng, Copley Acquisition Corp